Exhibit 99.1
Baidu Appoints Peng Ye as Chief Operating Officer
BEIJING, April 2, 2008 /Xinhua—PRNewswire/ — Baidu.com, Inc. (Nasdaq: BIDU — News), the leading Chinese language Internet search provider, today announced the appointment of Mr. Peng Ye as chief operating officer, effective April 25th, 2008.
“We are pleased to have Mr. Peng Ye joining us as chief operating officer,” said Robin Li, Baidu’s chairman and chief executive officer. “With his years and wide range of experiences in sales, marketing and business operations management, as well as software development in the IT and telecom industries, Peng is a strategic addition to our management team. We are confident that Peng will make significant contributions to Baidu’s future as we extend our leadership position in the Chinese language Internet search market and broaden our product and services offerings to new and existing users.”
Peng Ye joins Baidu from Apple China, where he served as country general manager. In that role, Ye oversaw all business operations for Apple China. Prior to that, Ye worked for SatCom AG as managing director and for Motorola Mobile Business North Asia as vice president of Asia Pacific and general manager of New Wireless Carrier Operations. Ye also served Nortel China and Nortel Europe for seven years in several senior management and product development positions.
Ye holds a Ph.D in Information and Software Engineering from the University of Ulster in the UK, an EMBA from China Europe International Business School, a Master of Information System Engineering from the National University of Defense Technology in China and a Bachelor of Computer Communications from Nanjing University of Post and Telecommunications in China.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of April 2, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.
For investor inquiries, please contact:
Helen Zhang
Baidu.com, Inc.
Tel:   +86-10-8260-7558
Email: helenzhang@baidu.com
For investor and media inquiries, please contact:
In China:
Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel:   +86-10-8520-3090
Email: helen.plummer@ogilvy.com
In the US:
Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel:   +1-212-880-5269
Email: thomas.smith@ogilvypr.com